March 17, 2014

Via EDGAR

John Cash, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Tractor Supply Company
Form 10-K for the Year Ended December 28, 2013
Filed February 19, 2014
File No. 0-23314

Dear Mr. Cash:

On behalf of Tractor Supply Company (the “Company,” “us” or “we”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 5, 2014 (the “Comment Letter”), concerning the Company’s Form 10-K for Fiscal Year ended December 28, 2013 filed February 19, 2014.

For your convenience, we have set out the text of the comments from the Comment Letter, followed by the responses.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 28, 2013

Five Year Selected Financial and Operating Highlights, page 18

1.
In note (d), you indicate that comparable store metrics are calculated on an annual basis, including relocations, using all stores open at least one year. In future filings, please provide the following:

•	Please revise your disclosures to clarify how your comparable store metrics take into account stores closed during the period; and

•
Please also disclose the percentage of your net sales that are online sales and state whether these online sales are included or excluded from comparable store metrics. If online sales are included in comparable store metrics, please address the extent to which online sales impacted the increase or decrease in comparable store sales from period to period in your MD&A.

RESPONSE:

Closed stores are not removed from our comparable store sales metrics calculations. For the years presented in the Five Year Selected Financial and Operating Highlights, closed stores had no material effect on comparable store sales as we closed only two, two, one, three and one stores in fiscal 2013, 2012, 2011, 2010 and 2009, respectively.

John Cash
Securities and Exchange Commission
March 17, 2014

Online sales are not material to our consolidated net sales for disclosure purposes for any period presented. The totals of such sales are included in the calculation of comparable store sales metrics and have no material effect on comparable store sales for any periods presented.

Should online sales become material to net sales and/or materially impact our comparable store sales metrics, we will include the requested information in future filings, including interim filings. The following is the proposed revised disclosure as we would expect it to appear in future filings.

Comparable store sales metrics are calculated on an annual basis using sales generated from all stores open at least one year and all online sales.   Stores closed or relocated during either of the years being compared are not removed from our comparable store sales metrics calculations.  New stores sales metrics are based on sales generated from new stores which have been open for less than one year.

Financial Statements

Note 1 - Significant Accounting Policies, page 42

Self-Insurance Reserves, page 43

2.
Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to employee medical insurance, workers’ compensation and general liability insurance. Please also disclose each risk for which you do not have excess loss limits.

RESPONSE:

In future filings, we will disclose the specific levels of self-insurance deductible/retention for the areas of risk addressed in our Critical Accounting Policy regarding self-insurance. For example, the self-insurance disclosure from our 2013 Form 10-K, revised to reflect the expanded disclosure, would read as follows:

Self-Insurance Reserves
The Company self-insures a significant portion of its employee medical insurance, workers’ compensation insurance and general liability (including product liability) insurance plans.  The Company has stop-loss insurance policies to protect it from individual losses over specified dollar values. For self-insured employee medical claims, we have a stop loss limit of $225,000 per person per year. Our deductible or self-insured retention, as applicable, for each claim involving workers’ compensation insurance and general liability insurance is limited to $500,000. Further, we maintain a commercially reasonable umbrella/excess policy that covers liabilities in excess of the primary insurance policy limits.

The full extent of certain claims, especially workers’ compensation and general liability claims, may not become fully determined for several years. Therefore, the Company estimates potential obligations based upon historical data and experience, including actuarial calculations. Although the Company believes the reserves established for these obligations are reasonably estimated, any significant increase in the number of claims or costs associated with claims made under these plans could have a material adverse effect on the Company's financial results.  At December 28, 2013, the Company had recorded net insurance reserves of $41.3 million compared to $37.4 million at December 29, 2012.

John Cash
Securities and Exchange Commission
March 17, 2014

____________________

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________

Please do not hesitate to contact me at (615) 440-4678 if you have any questions about our response.

Sincerely,

/s/ Anthony F. Crudele
Anthony F. Crudele
Executive Vice President -
Chief Financial Officer and Treasurer